						Exhibit 12.1

Lowe's Companies, Inc.
Statement Re Computation of Ratio of Earnings to Fixed Charges
In Millions, Except Ratio Data

	Nine Months Ended		Fiscal Years Ended On
	October 29,	October 30,	January 29,	January 30,	February 1,	February 2,	February 3,
	2010	2009	2010	2009	2008	2007	2006

Earnings:
Earnings Before Income Taxes	$2,772	$2,504	$2,825	$3,506	$4,511	$4,998	$4,496
Add: Fixed Charges	364	352	468	479	424	344	340
Less: Capitalized Interest (1)	(4)	(12)	(19)	(36)	(65)	(32)	(28)
Adjusted Earnings	$3,132	$2,844	$3,274	$3,949	$4,870	$5,310	$4,808

Fixed Charges:
Interest Expense (2)	$261	$248	$331	$346	$301	$238	$231
Rental Expense (3)	103	104	137	133	123	106	109
Total Fixed Charges	$364	$352	$468	$479	$424	$344	$340

Ratio of Earnings to Fixed Charges	8.6	8.1	7.0	8.2	11.5	15.4	14.1

(1) Includes the net of interest capitalized and the amortization of previously-capitalized interest.

(2) Interest accrued on uncertain tax positions is excluded from Interest Expense in the computation of Fixed Charges.

(3) The portion of rental expense that is representative of the interest factor in these rentals.